UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     March                                , 2004
                -----------------------------------------------------------


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                    Form 20-F   X              Form 40-F
                             --------                   --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                 No   X
                                --------           --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the Notice of Special General Meeting of Shareholders of Frontline Ltd., to be held on April 5, 2004.

                                  FRONTLINE LTD
                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                              MONDAY APRIL 5, 2004

NOTICE IS HEREBY given that a Special General Meeting of Shareholders of Frontline Ltd (the "Company") will be held on April 5, 2004 at 11:00 a.m. at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.   To approve amendments to the Company's Bye-law 1. by:

     (i) the replacement of the words ""Nasdaq Stock Market" means an electronic inter-dealer quotation system operated by The Nasdaq Stock Market, Inc., a subsidiary of the National Association of Securities Dealers, Inc.;Nasdaq Stock Market" by the words ""New York Stock Exchange" means the New York Stock Exchange"; and

     (ii) the replacement of the words ""Company" means the company incorporated in Bermuda under the name of Frontline Ltd. on the 29th day of April, 1997" by the words ""Company" means the company incorporated in Bermuda under the name of London & Overseas Freighters Limited on the 12th day of June, 1992".

2. To approve an amendment to the Company's Bye-law 47. by the replacement of the words "Nasdaq Stock Market" by the words "New York Stock Exchange" in the first sentence.

3. To approve an amendment to the Company's Bye-laws by the inclusion of a new Bye-law 47 (a) to provide that the Company shall have the option, but not the obligation, to repurchase from any Shareholder or Shareholders all fractions of shares, and all holdings of fewer than 100 shares, registered in the name of said Shareholder or Shareholders.

4. To approve an amendment to the Company's Bye-law 116. by the inclusion of the term "or proceeds of share repurchase" throughout.

5. To approve the compulsory repurchase of all registered shareholdings of 49 or less of the Company's ordinary shares.

                       By Order of the Board of Directors

                                Kate Blankenship
                                Company Secretary

Dated:   March 5, 2004

Notes:

1. The Board of Directors has fixed the close of business on February16, 2004, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2. No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3. A Form of Proxy is enclosed for use by holders of shares registered in the UK and Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

4. Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

                         Frontline Ltd. (the "Company")
Form of Proxy for use at the Special General Meeting to be held on April 5, 2004

I/We..........................................................................

Of ...........................................................................

being (a) holder(s) of......... Ordinary Shares of $2.50 each of the above-named

Company hereby appoint the duly appointed Chairman of the meeting or...........
to act as my/our proxy at the Special General Meeting of the Company to be held on April 5, 2004, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Resolutions                                                     For     Against

1.   To approve amendments to the Company's Bye-law 1. by:

(i) the replacement of the words ""Nasdaq Stock Market" means an electronic inter- dealer quotation system operated by The Nasdaq Stock Market, Inc., a subsidiary of the National Association of Securities Dealers, Inc.;Nasdaq Stock Market" by the words ""New York Stock Exchange" means the New York Stock Exchange"; and

(ii) the replacement of the words ""Company" means the company incorporated in Bermuda under the name of Frontline Ltd. on the 29th day of April, 1997" by the words ""Company" means the company incorporated in Bermuda under the name of London & Overseas Freighters Limited on the 12th day of June, 1992".

2. To approve an amendment to the Company's Bye-law 47. by the replacement of the words "Nasdaq Stock Market" by the words "New York Stock Exchange" in the first sentence.

3. To approve an amendment to the Company's Bye-laws by the inclusion of a new Bye-law 47 (a) to provide that the Company shall have the option, but not the obligation, to repurchase from any Shareholder or Shareholders all fractions of shares, and all holdings of fewer than 100 shares, registered in the name of said Shareholder or Shareholders.

4.   To approve an amendment to the  Company's  Bye-law 116.
     by the inclusion of the term "or proceeds of share repurchase" throughout.

5.   To   approve   the   compulsory   repurchase   of   all
     shareholdings of 49 or less of the Company's ordinary shares.

Date ................      Signature .......................

Notes:

1. A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.

2. Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.

3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.

5. If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6. This proxy should be completed and sent to one of the following addresses, as appropriate, by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the London Stock       Holders of Shares registered on the Oslo Stock
Exchange should return their Proxy Forms to:           Exchange should return their Proxy Forms to:
Company Secretary, Frontline Ltd.                      Nordea Bank Norge ASA
Lloyds TSB Registrars                                  Verdipapirservice
The Causeway                                           PO Box 1166 Sentrum
Worthing                                               0107 Oslo, Norway
West Sussex BN99 6ZL, England                          Fax: +47 22 48 49 90/ +47 22 48 63 49
Fax: +44 1903 702341

 INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING
  OF SHAREHOLDERS (THE "MEETING') OF FRONTLINE LTD. TO BE HELD ON APRIL 5, 2004


                                COMPANY PROPOSALS

                PROPOSALS 1, 2, 3 AND 4 - AMENDMENTS TO BYE-LAWS

Proposal 1

At the Meeting, the Board will ask the shareholders to approve amendments to the Company's Bye-law 1. by:

(iii) the replacement of the words ""Nasdaq Stock Market" means an electronic inter-dealer quotation system operated by The Nasdaq Stock Market, Inc., a subsidiary of the National Association of Securities Dealers, Inc.;Nasdaq Stock Market" by the words ""New York Stock Exchange" means the New York Stock Exchange"; and

(iv) the replacement of the words ""Company" means the company incorporated in Bermuda under the name of Frontline Ltd. on the 29th day of April, 1997" by the words ""Company" means the company incorporated in Bermuda under the name of London & Overseas Freighters Limited on the 12th day of June, 1992".

                              ********************
Proposal 2

At the Meeting, the Board will ask the shareholders to approve an amendment to the Company's Bye-law 47. by the replacement of the words "Nasdaq Stock Market" by the words "New York Stock Exchange" in the first sentence in the paragraph such that the first sentence of Bye-law 47. will thereafter appear as follows:

"47. The Company may from time to time purchase its own shares on such terms and in such manner as may be authorised by the Board of Directors, subject to the rules, if applicable, of the London Stock Exchange, the New York Stock Exchange and the Oslo Stock Exchange."

                              ********************

Proposal 3

At the Meeting, the Board will ask the shareholders to approve an amendment to the Company's Bye-laws by the inclusion of the following new Bye-law 47 (a):

"47 (a) Subject to the Companies Act, the Company shall have the option, but not the obligation, to repurchase from any Shareholder or Shareholders all fractions of shares, and all holdings of fewer than 100 shares, registered in the name of said Shareholder or Shareholders. Such repurchase shall be on such terms and conditions as the Board may determine, provided that in any event, the repurchase price shall be not less than the closing market price per share quoted on the New York Stock Exchange or the Oslo Stock Exchange on the effective date of the repurchase. Each Shareholder shall be bound by the determination of the Company to repurchase such shares or fractions thereof. If the Company determines to repurchase any such shares or fractions, the Company shall give written notice to each Shareholder concerned accompanied by a cheque or warrant for the repurchase price and the relevant shares, fractions and certificates in respect thereof shall thereupon be cancelled."

                              ********************

Proposal 4

At the Meeting, the Board will ask the shareholders to approve an amendment to the Company's Bye-law 116. by the inclusion of the term "or proceeds of share repurchase" throughout such that Bye-law 116. will thereafter appear as follows:

"116. Any dividend or proceeds of share repurchase or distribution out of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or proceeds of share repurchase or distribution shall be forfeited and shall revert to the Company, and the payment by the Board of any unclaimed dividend, distribution, interest or proceeds of share repurchase or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof"

PROPOSAL 5 - COMPULSORY REPURCHASE OF SHAREHOLDINGS OF 49 OR LESS ORDINARY
                                     SHARES

At the Meeting, the Board will ask the shareholders to approve the compulsory repurchase of all registered shareholdings of 49 or less of the Company's ordinary shares. This repurchase will apply to ordinary shares registered in the United Kingdom, the United States and in Norway. The Company has approximately 2,100 shareholders who hold 49 or less shares, the majority of which are held in the United Kingdom. The costs associated with selling these small holdings is high, particularly in the United Kingdom where it is considered prohibitive. The Directors believe that the repurchase of shareholdings of 49 or less ordinary shares will give the relevant shareholders the opportunity to realise the value of their shares at no cost to those shareholders. In addition, the cost to the Company of servicing the existing shareholder structure is very high and is expected to be significantly reduced as a result of the repurchase of these small shareholdings. It is proposed that the compulsory repurchase will take place on Tuesday April 6, 2004 and the purchase price will be based on the closing market price on the Oslo Stock Exchange on Monday April 5, 2004. Shareholders of 49 or less ordinary shares on the register at the close of business on Monday April 5, 2004 will be sent payment in respect of their shareholding on or before Tuesday April 13, 2004. Payment will be made in Sterling to shareholders holding ordinary shares listed on the London Stock Exchange, Norwegian Kroner to shareholders holding ordinary shares listed on the Oslo Stock Exchange and United States Dollars to shareholders holding ordinary shares listed on the New York Stock Exchange. Payment in Sterling and US Dollars will be calculated based on the closing exchange rate against Norwegian Kroner on Monday April 5, 2004. Share certificates for the ordinary shares subject to the compulsory acquisition will cease to be valid from close of business on Monday April 5, 2004 and of no value and should be destroyed.

                                  By Order of the Board of Directors

                                     Kate Blankenship
                                     Company Secretary

March 5, 2004
Hamilton, Bermuda

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                        Frontline Ltd.
                                                        --------------
                                                         (Registrant)




Date   March 11, 2004                    By    /s/ Kate Blankenship
       --------------                          --------------------
                                                   Kate Blankenship
                                         Secretary and Chief Accounting Officer






02089.0009 #470433